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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         Commission File Number 0-20946

                         Health Management Systems, Inc.
             (Exact name of registrant as specified in its charter)

                    401 Park Avenue South, New York, NY 10016
                                  (212)685-4545
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common stock, $.01 par value per share
            (Title of each class of securities covered by this Form)

                                      None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:
    Rule 12g-4(a)(1)(i)   /X/                        Rule 12h-3(b)(1)(i)   / /
    Rule 12g-4(a)(1)(ii)  / /                        Rule 12h-3(b)(1)(ii)  / /
    Rule 12g-4(a)(2)(i)   / /                        Rule 12h-3(b)(2)(i)   / /
    Rule 12g-4(a)(2)(ii)  / /                        Rule 12h-3(b)(2)(ii)  / /
                                                     Rule 15d-6            / /

        Approximate number of holders of record as of the certification or notice date: One.

On March 3, 2003, Health Management Systems, Inc. ("HMS") completed its reorganization into a holding company structure. On that date, the new holding company, HMS Holdings Corp. ("HMS Holdings"), exchanged its shares of common stock on a share-for-share basis for all of the outstanding common stock of HMS pursuant to an Agreement and Plan of Merger, dated as of December 16, 2002 (the "Merger Agreement"), among HMS, HMS Holdings and HMS Acquisition Corp., a wholly-owned subsidiary of HMS Holdings. HMS is now a wholly-owned subsidiary of HMS Holdings.


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Pursuant to the requirements of the Securities Exchange Act of 1934, Health
Management Systems, Inc., a New York corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 5, 2003
                                            HEALTH MANAGEMENT SYSTEMS, INC.

                                            By:  /s/ Philip Rydzewski
                                                 --------------------------
                                                     Philip Rydzewski
                                                     Chief Financial Officer